Exhibit 99.2

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

NOTICE OF CLASS MEETING OF HOLDERS OF NON-VOTING SHARES

Notice is hereby given that a class meeting (the Non-Voting Share Meeting ) of the holders of Non-Voting Shares of TELUS Corporation (TELUS) will be held on October 17, 2012 at 2:00 p.m. (PDT) at Brian Canfield Centre for Telecommunications Excellence, Initiate Opportunity Auditorium, 3777 Kingsway, Burnaby, British Columbia for the following purposes:

1.                            for the holders of Non-Voting Shares, to consider the exchange of Non-Voting Shares for Common Shares on a one-for-  one basis, pursuant to a recent order of the Supreme Court of British Columbia dated on or about August 21, 2012 (the Interim Order ), and, if deemed advisable, pass by means of a separate vote, with or without variation, a special separate resolution approving such an exchange pursuant to a plan of arrangement (the Arrangement ) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving TELUS and its holders of Non-Voting Shares; and

2.                            to transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

The Non-Voting Share Meeting will be held at the same time and place as a general meeting of TELUS for the purpose of approving the Arrangement, as set out in the accompanying notice of general meeting.

Dated at Vancouver, British Columbia as of the date of the Interim Order.

By order of the Board of Directors

“Michel Belec”
Michel Belec, Vice-President, Legal Services

Holders of Non-Voting Shares who cannot attend the Non-Voting Share Meeting may vote by proxy. To be valid, proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on October 15, 2012 or, if the Non-Voting Share Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last Business Day (as defined in the information circular which will be sent to shareholders before the Non-Voting Share Meeting) before the date the Non-Voting Share Meeting is reconvened. Late proxies may be accepted or rejected by the Chair of the Non-Voting Share Meeting at his or her discretion and the Chair of the Non-Voting Share Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Non-Voting Share Meeting may waive the proxy cut-off without notice.